Exhibit 99.2

Consolidated Financial Statements of

neptune technologies & Bioressources inc.

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

KPMG LLP	Telephone	(514) 840-2100
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Montréal (Québec) H3A 0A3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at March 31, 2017 and February 29, 2016, the consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at March 31, 2017 and February 29, 2016, and its consolidated financial performance and its consolidated cash flows for the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

June 7, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

neptune technologies & bioressources inc.

Consolidated Financial Statements

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016 neptune technologies & bioressources inc.

Consolidated Statements of Financial Position

March 31, 2017 and February 29, 2016

	March 31,	February 29,
	2017	2016
Assets

Current assets:
Cash and cash equivalents (note 25)	$15,802,363	$5,472,927
Short-term investments (note 25)	–	7,527,115
Trade and other receivables (note 5)	13,559,469	10,079,073
Tax credits receivable (note 19)	139,932	785,266
Prepaid expenses	590,406	1,091,374
Inventories (note 6)	13,242,735	18,119,480
	43,334,905	43,075,235

Restricted short-term investments (note 25)	2,745,000	3,000,449
Property, plant and equipment (note 7)	45,958,222	45,547,665
Intangible assets (note 8)	11,947,693	6,825,156
Goodwill (notes 4 and 8)	6,750,626	6,816,139
Tax credits recoverable (note 19)	152,464	152,464
Deferred tax assets (note 19)	265,461	453,980
Other financial asset (note 22 (a)(i))	65,745	174,479
Total assets	$111,220,116	$106,045,567

Liabilities and Equity

Current liabilities:
Trade and other payables (note 9)	$9,993,019	$9,817,787
Loans and borrowings (note 10)	7,192,315	7,527,359
Deferred revenues	549,675	741,079
Income taxes payable	–	301,287
	17,735,009	18,387,512

Deferred lease inducements	326,456	390,759
Long-term payable (note 11)	795,072	–
Loans and borrowings (note 10)	15,739,229	20,154,023
Unsecured convertible debentures (note 12)	1,406,365	–
Other financial liabilities (note 22 (a)(ii) and (iii))	417,747	188,392
Total liabilities	36,419,878	39,120,686

Equity:
Share capital (note 13)	127,201,343	127,201,343
Warrants (note 13 (c))	648,820	648,820
Contributed surplus	33,335,136	29,871,114
Accumulated other comprehensive loss	(427,350)	(352,396)
Deficit	(97,010,523)	(103,923,751)
Total equity attributable to equity holders of the Corporation	63,747,426	53,445,130

Non-controlling interest (note 14)	7,435,948	7,931,269
Subsidiary warrants, options and other equity (note 14)	3,616,864	5,548,482
Total equity attributable to non-controlling interest	11,052,812	13,479,751
Total equity	74,800,238	66,924,881

Commitments and contingencies (note 24)
Subsequent events (note 28)
Total liabilities and equity	$111,220,116	$106,045,567

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Pierre Fitzgibbon	/s/ François R. Roy
Pierre Fitzgibbon	François R. Roy
Chairman of the Board	Director

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Earnings and Comprehensive Income (Loss)

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

	March 31, 2017 (13 months)	February 29, 2016 (12 months)

Revenue from sales	$45,734,361	$21,085,058
Royalty revenues	1,083,022	1,547,384
Total revenues	46,817,383	22,632,442
Cost of sales (note 6)	(34,015,571)	(18,064,827)
Gross margin	12,801,812	4,567,615

Research and development expenses	(7,248,873)	(7,144,253)
Research tax credits and grants (note 19)	2,408,377	564,359
	(4,840,496)	(6,579,894)
Selling, general and administrative expenses	(17,060,852)	(14,007,511)
Other income - royalty settlements (note 15)	15,301,758	–
Other income - insurance recoveries (note 15)	–	1,224,259
Income (loss) from operating activities	6,202,222	(14,795,531)

Finance income (note 17)	66,536	1,425,423
Finance costs (note 17)	(2,772,146)	(1,445,965)
Change in fair value of derivative assets and liabilities (note 22)	(263,135)	2,057,991
	(2,968,745)	2,037,449
Income (loss) before income taxes	3,233,477	(12,758,082)

Income taxes
Current (note 19)	(2,294,471)	(117,631)
Deferred (note 19)	(59,157)	2,045,995
	(2,353,628)	1,928,364
Net income (loss)	879,849	(10,829,718)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (note 22 (a)(i))	(104,705)	(184,097)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges (note 22 (a)(iii))	29,751	(37,049)
Total other comprehensive loss	(74,954)	(221,146)

Total comprehensive income (loss)	$804,895	$(11,050,864)

Net income (loss) attributable to:
Equity holders of the Corporation	$6,913,228	$(7,469,989)
Non-controlling interest (note 14)	(6,033,379)	(3,359,729)
Net income (loss)	$879,849	$(10,829,718)

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$6,838,274	$(7,691,135)
Non-controlling interest (note 14)	(6,033,379)	(3,359,729)
Total comprehensive income (loss)	$804,895	$(11,050,864)

Basic and diluted income (loss) per share	$0.09	$(0.10)

Basic weighted average number of common shares (note 20)	77,945,548	75,735,555
Diluted weighted average number of common shares (note 20)	78,145,887	75,735,555

See accompanying notes to consolidated financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net income (loss) for the period	–	–	–	–	–	–	6,913,228	6,913,228	–	(6,033,379)	(6,033,379)	879,849
Other comprehensive (loss) income for the period	–	–	–	–	(104,705)	29,751	–	(74,954)	–	–	–	(74,954)
Total comprehensive income (loss) for the period	–	–	–	–	(104,705)	29,751	6,913,228	6,838,274	–	(6,033,379)	(6,033,379)	804,895

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 18)	–	–	–	1,340,324	–	–	–	1,340,324	674,578	–	674,578	2,014,902
Total contributions by and distribution to equity holders	–	–	–	1,340,324	–	–	–	1,340,324	674,578	–	674,578	2,014,902

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 14 (i))	–	–	–	3,059,035	–	–	–	3,059,035	(3,059,035)	–	(3,059,035)	–
Acasti public offering (note 14 (a)(ii))	–	–	–	(935,337)	–	–	–	(935,337)	143,932	5,538,058	5,681,990	4,746,653
Acasti issue of unsecured convertible debentures, net of deferred income tax expense of $129,362 (note 12)	–	–	–	–	–	–	–	–	308,907	–	308,907	308,907
Total changes in ownership interest in subsidiaries	–	–	–	2,123,698	–	–	–	2,123,698	(2,606,196)	5,538,058	2,931,862	5,055,560

Total transactions with equity holders	–	–	–	3,464,022	–	–	–	3,464,022	(1,931,618)	5,538,058	3,606,440	7,070,462

Balance at March 31, 2017	77,945,548	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

See accompanying notes to consolidated financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest

	Share Capital				Accumulated other comprehensive
					income (loss)				Subsidiary
	Number	Number	Warrants	Contributed surplus	Available-for- sale investment	Cash flow hedges	Deficit	Total	warrants, options and other equity	Non- controlling interest	Total	Total equity
Balance at February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$–	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	–	(7,469,989)	(7,469,989)	–	(3,359,729)	(3,359,729)	(10,829,718)
Other comprehensive loss for the period	–	–	–	–	(221,146)	–	–	(221,146)	–	–	–	(221,146)
Total comprehensive loss for the period	–	–	–	–	(221,146)	–	(7,469,989)	(7,691,135)	–	(3,359,729)	(3,359,729)	(11,050,864)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 18)	–	–	–	1,245,828	–	–	–	1,245,828	394,021	–	394,021	1,639,849
Exercise of warrants	33	535	–	–	–	–	–	535	–	–	–	535
RSUs released	19,375	64,325	–	(64,325)	–	–	–	–	–	–	–	–
Business acquisition (note 4)	2,575,017	3,450,523	–	–	–	–	–	3,450,523	–	–	–	3,450,523
Total contributions by and distribution to equity holders	2,594,425	3,515,383	–	1,181,503	–	–	–	4,696,886	394,021	–	394,021	5,090,907

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 14 (iii) and (iv))	–	–	–	(6,337)	–	–	–	(6,337)	–	34,212	34,212	27,875
Expiry of Acasti call-options, warrants and options	–	–	–	648,892	–	–	–	648,892	(648,892)	–	(648,892)	–
Acasti RSUs released (note 14 (v))	–	–	–	476,400	–	–	–	476,400	(501,416)	25,016	(476,400)	–
Issuance of shares by Acasti (note 14 (vi))	–	–	–	35,974	–	–	–	35,974	(102,500)	65,738	(36,762)	(788)
Total changes in ownership interest in subsidiaries	–	–	–	1,154,929	–	–	–	1,154,929	(1,252,808)	124,966	(1,127,842)	27,087

Total transactions with equity holders	2,594,425	3,515,383	–	2,336,432	–	–	–	5,851,815	(858,787)	124,966	(733,821)	5,117,994

Balance at February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(352,396)	$–	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

See accompanying notes to consolidated financial statements.

4

neptune technologies & bioressources inc.

Consolidated Statements of Cash Flows

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

	March 31,	February 29,
	2017	2016
	(13 months)	(12 months)

Cash flows from (used in) operating activities:
Net income (loss) for the period	$879,849	$(10,829,718)
Adjustments:
Depreciation of property, plant and equipment	2,741,670	2,353,190
Amortization of intangible assets	1,075,130	226,375
Impairment loss related to intangible assets	–	484,105
Stock-based compensation	2,014,902	1,639,849
Recognition of deferred revenues	(397,440)	(839,820)
Amortization of deferred lease inducements	(64,303)	(59,355)
Net finance expense (income)	2,968,745	(2,037,449)
Realized foreign exchange gain	155,840	66,687
Income taxes	2,353,628	(1,928,364)
Tax credits recoverable (note 19)	(1,966,757)	(152,464)
	9,761,264	(11,076,964)
Changes in operating assets and liabilities (note 21)	(1,318,832)	(135,011)
Income taxes paid	(629,001)	(183,534)
	7,813,431	(11,395,509)
Cash flows from investing activities:
Acquisition of business (note 4)	–	(6,879,943)
Acquisition of an investment in a public company	–	(112,000)
Maturity of short-term investments	23,341,837	29,297,300
Acquisition of short-term investments	(15,737,245)	(15,520,099)
Interest received	66,066	223,795
Acquisition of property, plant and equipment	(2,942,276)	(1,199,721)
Acquisition of intangible assets	(1,715,464)	(99,818)
	3,012,918	5,709,514
Cash flows from (used in) financing activities:
Variation of the bank line of credit	(1,040,000)	–
Repayment of loans and borrowings	(7,654,363)	(632,886)
Increase in long-term debt, net of finance costs	3,666,311	8,342,211
Interest paid	(2,219,320)	(1,037,044)
Proceeds from exercise of call-options, warrants and options	–	535
Proceeds from exercise of subsidiary call-options, warrants and options	–	27,875
Net proceeds from Acasti public offering (note 14 (ii))	5,008,588	–
Net proceeds from Acasti private placement (note 12)	1,872,435	–
Subsidiary share issue costs	–	(788)
	(366,349)	6,699,903
Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies	(130,564)	205,946
Net increase in cash and cash equivalents	10,329,436	1,219,854
Cash and cash equivalents as at March 1st 2016 and 2015	5,472,927	4,253,073
Cash and cash equivalents as at March 31, 2017 and February 29, 2016	$15,802,363	$5,472,927

Cash and cash equivalents is comprised of:
Cash	$12,808,173	$5,472,927
Cash equivalents	2,994,190	–

See accompanying notes to consolidated financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation" and "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti"). The Corporation focuses on the commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries and on the development of a drug candidate through Acasti. Beginning in fiscal 2017, the Corporation’s fiscal year ends on March 31. As a result, fiscal 2017 is a transition year and includes 13 months of operations, beginning on March 1, 2016 and ending on March 31, 2017.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® is also sold as a turnkey solution to distributors.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti. Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population.

Management believes that its available cash and cash equivalents, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s nutraceutical operations during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s nutraceutical operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing.

In addition, Acasti, the Corporation subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the successful development of new pharmaceutical products and their marketing, the conduct of clinical studies and their results and the establishment of strategic alliances. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to raise additional necessary capital and proactively establish strategic alliances. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside Acasti management’s control. Acasti raised additional funds during the thirteen-month period ended March 31, 2017, is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and not within Acasti’s control. There exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

Refer to note 2 for the basis of preparation of the consolidated financial statements.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on June 7, 2017.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (m)(ii));

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

2.	Basis of preparation (continued):
(b)	Basis of measurement (continued):

•	Available for sale financial assets which are measured at fair value (note 22 (a)(i));

•	Derivative hedging financial instrument which is measured at fair value (note 22 (a)(iii)); and

•	Derivative warrant liabilities which are measured at fair value (note 22 (a)(ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (see note 24);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 14);

•	Assessing the criteria for recognition of tax assets and investment tax credits (notes 19);

•	Determining that the revenue and intangible described in note 15 are elements that should be accounted for separately and estimating their respective fair value.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (note 3 (g)(ii)).

Also, the Corporation uses it best estimate to determine the net realizable values of inventories based on obsolescence and market conditions.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

(i)	Business combinations and related goodwill:

Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of earnings and comprehensive loss as a gain from a bargain purchase.

Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Subsequent recognition of goodwill:

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.

Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Subsidiary warrants, options and other equity:

Subsidiary warrants, options and other equity are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary’s equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the fair value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The fair value of consideration paid includes the cost of any subsidiary warrants, options and other equity exercised as part of the operation.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(a)	Basis of consolidation (continued):

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control (continued):

Subsidiary warrants, options and other equity that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.

(b)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash and cash equivalents, short-term investments, trade and other receivables, restricted short-term investments and other investment.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, trade and other receivables, short-term investments with maturities of less than one year and restricted short-term investments.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) in equity. When an available-for-sale financial asset is derecognized, the gain or loss accumulated other comprehensive income (loss) in equity is reclassified to income or loss. The Corporation’s available-for-sale financial asset is comprised only of quoted equity securities and is presented as Other Financial Asset.

(ii)	Non-derivative financial liabilities:

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, trade and other payables and long-term payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(b)	Financial instruments (continued):

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv)	Compound financial instruments:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued is fixed.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

(v)	Derivative financial instruments and hedge accounting:

Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivative is separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

Hedge accounting:

Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged risk is a variability in the future cash flows of the hedged item, or a “fair value hedge”, when the hedged risk is a variability in the fair value of the hedged item. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Cash flow hedges:

For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in income immediately as it arises in the same consolidated statement of earnings and comprehensive loss account as the hedged item when realized.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(b)	Financial instruments (continued):

(v)	Derivative financial instruments and hedge accounting (continued):

Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in income prospectively.

When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of earnings and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to income.

Use of derivative financial instruments:

Derivative financial instruments are utilized, from time to time, by the Corporation in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Corporation by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.

The Corporation uses interest rate swap agreements to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swaps as cash flow hedges for which it uses hedge accounting.

When it utilizes derivatives in hedge accounting relationships, the Corporation formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement of financial position or with forecasted or probable transactions. The Corporation also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis.

(vi)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials, supplies and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(d)	Property, plant and equipment (continued):

(i)	Recognition and measurement (continued):

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(e)	Intangible assets (continued):

(ii)	Other intangible assets:

Non-compete agreements

Non-compete agreements were valued as part of business acquisitions and are amortized on a straight-line basis over a period of 3 years from the acquisition date.

Customer relationships

Customer relationships were acquired as part of business acquisitions and are amortized on a straight-line basis over a period of 10 years from the acquisition date.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred. Patent costs are amortized on a straight-line basis over a period of 20 years.

License agreements

License agreements are mainly comprised of a license agreement acquired separately or as part of business acquisitions and are amortized on a straight-line basis between a period of 12 or 13 years from the acquisition date according to the licence agreement.

Trademarks

Trademarks have indefinite useful lives considering that they can be renewed at a minimal cost and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

(f)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(f)	Impairment (continued):

(i)	Financial assets (including receivables) (continued):

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in accumulated other comprehensive income to profit or loss.  The amount reclassified is the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Royalty revenues:

Royalties are earned under the terms of the applicable agreement and are generally recognized on this basis. Royalty revenues are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

(i)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for in the period in which they are incurred.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(k)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary warrants and options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions, financing costs, impairment losses recognized on financial assets and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options, restricted share units and deferred share units granted to employees.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

3.	Significant accounting policies (continued):
(q)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the thirteen-month period ended March 31, 2017 and year ended February 29, 2016, and have not been applied in preparing these consolidated financial statements.

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the amendments to the standard has not yet been determined.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

4.	Business acquisition:

On January 7, 2016, the Corporation completed the acquisition of all of the outstanding shares of privately held Biodroga. Biodroga is a leading solution provider of omega-3 and other functional ingredients to branded marketers in the nutraceutical industry in North America. The purchase price was established at $14,700,523, consisting of $7,500,000 paid in cash at closing, a balance of sale of $3,750,000 bearing interest and payable over a period of three years and $3,450,523 of Neptune common shares issued at closing. The balance of payment was subject to post-closing adjustments based on the Net Asset Value at October 31, 2015. As at August 31, 2016, the assessment of the estimated fair values of assets acquired, liabilities assumed and consideration transferred were finalized, the balance of purchase price was reduced by $65,513, with a corresponding decrease to goodwill.

The acquisition has been accounted for using the acquisition method with the results of the operation of Biodroga being included in the consolidated financial statements since the date of acquisition.

The following table summarizes the consideration transferred, the fair value of the identifiable assets acquired and liabilities assumed as of the date of acquisition.

Assets
Cash	$620,057
Trade and other receivables	2,834,586
Prepaid expenses	298,332
Inventories	4,879,485
Property, plant and equipment	77,851
License agreement	1,370,000
Non-compete agreements	400,000
Customer relationships	4,100,000
Goodwill	6,816,139
21,396,450
Liabilities
Trade and other payables	3,257,198
Income taxes payable	367,190
Deferred revenues	229,524
Deferred tax liabilities	1,592,015
Loans and borrowings	1,250,000
6,695,927
Net assets acquired	$14,700,523

Consideration:
Cash	$7,500,000
Balance of sale payable	3,750,000
Issuance of Neptune shares (note 13 (b))	3,450,523
$14,700,523

The fair value, as well as the gross amount of the trade accounts receivable amounted to $2,605,062, of which a negligible amount was expected to be uncollectible at the acquisition date.

Acquisition-related costs of $252,731 for the year ended February 29, 2016 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the nutraceutical segment.

Goodwill arising in the above business combinations is attributable to synergies expected to arise after the acquisition by the Corporation. Goodwill has been allocated to the nutraceutical segment, which represents the lowest level at which goodwill is monitored internally. Goodwill is not deductible for tax purposes.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

5.	Trade and other receivables:

	March 31, 2017	February 29, 2016
Trade receivables	$7,390,701	$8,944,164
Sales taxes receivable	153,652	216,080
Accrued and other receivables (note 15)	6,015,116	918,829
	$13,559,469	$10,079,073

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 22 (b).

6.	Inventories:

	March 31, 2017	February 29, 2016
Raw materials	$5,539,437	$9,424,542
Work in progress	3,154,833	1,379,803
Finished goods	3,807,455	6,688,353
Supplies and spare parts	741,010	626,782
	$13,242,735	$18,119,480

For the thirteen-month period ended March 31, 2017, the cost of sales of $34,015,571 (2016 - $18,064,827) was comprised of inventory costs of $33,334,255 (2016 - $16,233,923) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $424,403 (2016 - $117,094), inventory write-down of $256,913 (2016 - $945,273), other unallocated production overheads of $2,174,174 in 2016 and reversal of write-down on inventory of $1,405,637 in 2016.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

7.	Property, plant and equipment:

		Building and building	Laboratory, R&D and plant	Furniture and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 28, 2015	$228,630	$23,040,792	$25,102,239	$473,194	$218,468	$49,063,323
Additions	–	(31,167)	971,542	1,029	10,383	951,787
Additions through acquisition of businesses	–	–	–	24,936	52,915	77,851
Balance at February 29, 2016	228,630	23,009,625	26,073,781	499,159	281,766	50,092,961

Additions	–	6,231	3,047,466	9,710	88,820	3,152,227
Disposals	–	–	(8,995)	(45,102)	–	(54,097)
Balance at March 31, 2017	$228,630	$23,015,856	$29,112,252	$463,767	$370,586	$53,191,091

Accumulated depreciation:
Balance at February 28, 2015	–	892,907	914,095	207,139	177,965	2,192,106
Depreciation for the year	–	828,622	1,444,869	51,238	28,461	2,353,190
Balance at February 29, 2016	–	1,721,529	2,358,964	258,377	206,426	4,545,296

Disposals	–	–	(8,995)	(45,102)	–	(54,097)
Depreciation for the thirteen-month period	–	899,412	1,743,346	57,439	41,473	2,741,670
Balance at March 31, 2017	$–	$2,620,941	$4,093,315	$270,714	$247,899	$7,232,869

Net carrying amounts:
February 29, 2016	$228,630	$21,288,096	$23,714,817	$240,782	$75,340	$45,547,665
March 31, 2017	228,630	20,394,915	25,018,937	193,053	122,687	45,958,222

From the balance of property, plant and equipment, an amount of $172,142 (2016 - $146,139) represents assets which are not yet in service as at March 31, 2017. Additions for the thirteen-month period ended March 31, 2017 are net of tax credits of nil (2016 - $33,734).

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	March 31, 2017	February 29, 2016
	(13 months)	(12 months)

Cost of sales	$2,264,748	$2,071,281
Research and development expenses	229,541	66,960
Selling, general and administrative expenses	247,381	214,949
	$2,741,670	$2,353,190

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

8.	Intangible assets and goodwill:

	Non-compete agreements	Customer relationships	Patents	Development cost	License agreements	Trademarks	Total

Cost:
Balance at February 28, 2015	$–	$–	$1,460,822	$338,970	$182,334	$142,176	$2,124,302
Additions	–	–	83,645	–	–	8,113	91,758
Business combinations	400,000	4,100,000	–	–	1,370,000	–	5,870,000
Balance at February 29, 2016	400,000	4,100,000	1,544,467	338,970	1,552,334	150,289	8,086,060
Additions	–	–	2,126	–	6,182,604	12,937	6,197,667
Balance at March 31, 2017	$400,000	$4,100,000	$1,546,593	$338,970	$7,734,938	$163,226	$14,283,727

Accumulated depreciation:
Balance at February 28, 2015	$–	$–	$280,855	$269,569	$–	$–	$550,424
Amortization and impairment loss for the year	22,000	68,200	533,319	69,401	17,560	–	710,480
Balance at February 29, 2016	22,000	68,200	814,174	338,970	17,560	–	1,260,904
Amortization for the thirteen-month period ended	143,000	443,300	108,400	–	380,430	–	1,075,130
Balance at March 31, 2017	$165,000	$511,500	$922,574	$338,970	$397,990	$–	$2,336,034

Net carrying amounts:
February 29, 2016	$378,000	$4,031,800	$730,293	$–	$1,534,774	$150,289	$6,825,156
March 31, 2017	235,000	3,588,500	624,019	–	7,336,948	163,226	11,947,693

During the thirteen-month period ended March 31, 2017, license agreements were entered into for a value of $6,182,604 (see notes 11 and 15).

For the year end February 29, 2016, the Corporation recorded an asset impairment loss of $484,105 mainly relating to patents. The Corporation determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Corporation due to uncertainties related to projected levels of revenues. The impairment loss relates mainly to the cardiovascular segment and was partly recognized in research and development expenses.

Amortization expense and impairment loss have been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	March 31, 2017	February 29, 2016
	(13 months)	(12 months)

Research and development expenses	$–	$351,945
Selling, general and administrative expenses	1,075,130	358,535
	$1,075,130	$710,480

For the purpose of impairment testing, goodwill and trademarks are allocated to the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

22

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

8.	Intangible assets and goodwill (continued):

On an annual basis, or more frequently if an impairment indicator is triggered, it is necessary to perform an impairment test of goodwill. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. The Corporation performed its annual impairment testing of goodwill as at March 31, 2017 (instead of February 28, 2017 because the Corporation changed his fiscal year-end). The recoverable amount was determined using the fair value less cost to sell of the group of CGUs based on quoted market prices, using level 1 inputs in the fair value hierarchy, and was determined to be higher than the carrying value, as such goodwill was not impaired. The fair value was determined by subtracting the value of shares held in Acasti (based on the market price of the Acasti’s shares) from the value of Neptune’s shares (based on the market price of Neptune’s shares).

9.	Trade and other payables:

	March 31, 2017	February 29, 2016

Trade payables	$4,344,557	$5,650,043
Accrued liabilities and other payables	3,757,436	2,544,216
Employee salaries and benefits payable	1,891,026	1,623,528
	$9,993,019	$9,817,787

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 22 (b).

23

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

10.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	March 31, 2017	February 29, 2016

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, bearing interest at 8% starting January 2016, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, excluding Biodroga, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019.	$8,347,506	$11,568,240
Loan, bearing interest at prime rate plus 2.5% (plus 3.25% before October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,814,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	5,429,852	7,212,925
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, secured through a second-ranking mortgage on all assets, current and future, movable and immovable, and corporeal and incorporeal, excluding Biodroga, reimbursable in monthly principal payments of 63,636 GBP starting in July 2017, over a 33-month period. Amounts received are net of transaction costs of $155,689.	3,562,814	–
Balance of purchase price (note 4) due to previous owners of Biodroga. An amount of $701,596 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,501,016 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018. Payments under these agreements are only payable if covenants on the loan at prime plus 2.5% above are respected.	3,202,612	3,750,000
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 and disbursed as at February 28, 2015, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to March 2021. The cash contribution received was initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value was recognized as government grants.	2,344,116	2,789,194
Bank line of credit amounting to $1,800,000 bearing interest at prime rate plus 1%, expiring on July 31, 2017.	–	1,040,000
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	44,644	71,023
Loan bearing interest at 5% reimbursed during the current period.	–	1,250,000
	22,931,544	27,681,382
Less current portion of loans and borrowings	7,192,315	7,527,359
Loans and borrowings	$15,739,229	$20,154,023

Interest of $2,592,659 (2016 - $1,411,451) was recognized during the thirteen-month period ended March 31, 2017 on loans and borrowings.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 22 (b).

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

11.	Long-term payable:

On September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune has recorded an intangible asset of US$850,000 ($935,804 at the discounted fair value) and a long-term payable of the same amount. In connection with this agreement, Neptune must also pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 11 years. A total royalty fee payable to Ingenutra Inc. of $115,870 has been recorded for the thirteen-month period ended March 31, 2017, of which an amount of $71,414 has been recorded according to the previous arrangement between the parties that was limited to North America.

As at March 31, 2017, the short-term and long-term payable to Ingenutra Inc. is respectively $215,095 and $795,072. Short-term payable includes a royalty payable of $94,390.

12.	Unsecured convertible debentures:

Concurrent with the Public Offering described in note 14, on February 21, 2017, Acasti issued $2,000,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Acasti Common Shares (the “Private Placement”). The principal may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of Acasti. The debentures are convertible into Acasti Common Shares at anytime by the holder at a fixed price of $1.90 per Common Share except if Acasti pays before the maturity, all or any portion of the convertible debentures. Should Acasti pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The contingent warrants will be exercisable for the remaining term of the convertible debt for the same price as the conversion option. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930,000.

The convertible debentures provide Acasti an accelerated conversion right whereby Acasti may, at any time at least four months after the date of issuance of the convertible debentures, accelerate the conversion of the debentures to Common Shares in the event that the volume weighted average price of Acasti’s Common Shares on the TSX Venture Exchange is equal to or exceeds $2.65, subject to customary adjustment provisions, during 20 consecutive trading days.

The interest to be paid on the convertible debentures under the terms of the agreement is 8% per annum, payable on a quarterly basis in cash or Common Shares of Acasti or a combination thereof, commencing on March 31, 2017. The decision to pay the interest due in cash or shares is at the discretion of Acasti and the number of Common Shares to be issued will be calculated at the current market price as at the close of business on the day before the interest payment is to be made. Payment in shares shall be at a floor price of $0.10 per share, with the difference between the amount payable and the amount computed at floor price payable in cash.

The proceeds of the Private Placement were split between the liability and the equity at the time of issuance of the Private Placement. Both the conversion option and contingent warrants are considered the equity component of the Private Placement. The fair value of the liability component was determined through a discounted cash flow analysis using a discount rate of 20% that was set based on a similar debt and maturity considering Acasti’s credit risk excluding the conversion option and contingent warrants. The amount allocated to the equity component is the residual amount after deducting the fair value of the financial liability component from the fair value of the entire compound instrument. Subsequent to initial recognition, the liability is measured at amortized cost calculated using the effective interest rate method and will accrete up to the principal balance at maturity. The interest accretion is presented as a financial expense. The equity component is not re-measured and is presented under subsidiary warrants, options and other equity in the statement of financial position. Transaction costs were allocated to the components in proportion to their initial carrying amounts.

The fair value of the liability portion at the time of issuance was determined to be $1,519,102 and the transaction costs amounted to $134,661, of which $30,305 is still unpaid as at March 31, 2017. The residual of the proceeds allocated to the equity component amounted to $480,898 and the transactions costs amounted to $42,629, of which $10,000 is unpaid at March 31, 2017.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

12.	Unsecured convertible debentures (continued):

The split between the liability and equity component portions of the Private Placement are summarized below:

	Liability component	Equity component	Total Private Placement

Components at date of issue	$1,519,102	$480,898	$2,000,000
Transaction costs and debt discount	(134,661)	(42,629)	(177,290)
Deferred income tax expense (note 19)	–	(129,362)	(129,362)
Effective interest for the thirteen-month period	39,020	—	39,020
Interest paid	(17,096)	—	(17,096)
March 31, 2017	$1,406,365	$308,907	$1,715,272

13.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢	Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Business acquisition:

On January 7, 2016, Neptune issued 2,575,017 common shares of the Corporation at a price of $1.34 per common share for total consideration of $3,450,523 (note 4) that represents part of the purchase price of the acquisition of Biodroga.

(c)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2017 and February 29, 2016:

		March 31, 2017		February 29, 2016

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-2 and 2011-3 warrants expired April 12, 2016	–	–	84,417	–
	750,000	$648,820	834,417	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.

26

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

14.	Non-controlling interests ("NCI"):

The following tables summarise the information relating to the Corporation’s subsidiary, Acasti, before intersegment eliminations. Acasti is domiciled in Canada.

			March 31, 2017
		Intersegment
	Acasti	eliminations	Total
NCI percentage	66%
Vote percentage	66%

Non-current assets	$15,268,774
Current assets	10,186,051
Non-current liabilities	(1,615,716)
Current liabilities	(2,136,582)
Net assets	$21,702,527

Carrying amount of NCI and subsidiary warrants, options and other equity	$11,052,812
			Thirteen-month period ended March 31, 2017

Revenues	$7,797
Net loss and comprehensive loss	(11,247,641)

Net loss and comprehensive loss allocated to NCI	(6,033,379)	–	(6,033,379)

Cash flows used in operating activities	$(6,958,074)
Cash flows from investing activities	6,888,198
Cash flows from financing activities	6,864,228
Net increase in cash and cash equivalents	$6,745,531

27

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

14.	Non-controlling interests ("NCI") (continued):

			February 29, 2016
	Acasti	Intersegment eliminations	Total
NCI percentage	53%
Vote percentage	53%

Non-current assets	$17,191,912
Current assets	11,325,410
Non-current liabilities	(156,377)
Current liabilities	(1,140,913)
Net assets	$27,220,032

Carrying amount of NCI and subsidiary warrants and options	$13,479,751
			Year ended February 29, 2016

Revenues	$37,656
Net loss and comprehensive loss	(6,316,731)

Net loss and comprehensive loss allocated to NCI	(3,315,024)	(44,705)	(3,359,729)

Cash flows used in operating activities	$(6,574,541)
Cash flows from investing activities	8,228,597
Cash flows used in financing activities	(2,424)
Net increase in cash	$1,716,387

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis as a large portion of other shareholders are passive in nature as demonstrated by voting patterns at previous shareholders’ meetings. Furthermore, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. As at March 31, 2017 and February 29, 2016, Neptune owns 34.45% and 47.28%, respectively (23.28% and 36.69% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the thirteen-month period ended March 31, 2017, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of $3,059,035.

(ii)	Public offering 2017:

Concurrent with the private placement described in note 12, on February 21, 2017, Acasti closed a public offering (“Public Offering”) issuing 3,930,518 units of Acasti (“Units”) at a price of $1.45 per Unit for gross proceeds of $5,699,251. Each Unit consists of one class A share and one half of one class A or common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of Acasti at an exercise price of $2.15 per common share, at any time until February 22, 2022. The Units issued as part of the public offering are considered equity instruments. The transaction costs associated with the Public Offering amounted to $1,190,730, of which $380,765 remains unpaid as at March 31, 2017. The proceeds and transaction costs are considered as proceeds from change in ownership interest in subsidiary.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

14.	Non-controlling interests ("NCI") (continued):
(ii)	Public offering 2017 (continued):

As part of the transaction, Acasti also issued broker warrants (the “Broker Warrants”) to purchase up to 234,992 Acasti Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of Acasti at an exercise price of $2.15 per common share, at any time until February 21, 2018. The broker warrants are considered as compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value through subsidiary warrants, options and other equity. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used. The total costs associated with the Broker Warrants amounted to $143,932 and were included in the total transaction costs of the offering.

The value of the broker warrants was estimated using the Black-Scholes option pricing model and based on the following assumptions:

2017
Exercise price	$2.15
Share price	$1.70
Dividend	‒
Risk-free interest	0.79%
Estimated life	1.00 year
Expected volatility	112.09%

The warrants issued as part of the Units of the Public Offering and broker warrants include an “Acceleration Right”, related to Acasti’s right to accelerate the expiry date of the warrants. The Acceleration Right clause means the right of Acasti to accelerate the expiry date to a date that is not less than 30 days following delivery of the acceleration notice if, at any time at least four months after the effective date, the volume weighted average trading price of the common shares equals or exceeds $2.65 for a period of 20 consecutive trading days on the TSXV.

Furthermore, as part of the February 2017 Public Offering and convertible debt transactions, a total of 60,000 Acasti Common Shares were issued as equity settled share-based payments for services received from an employee of the parent at a price of $1.57 per share for a total cost of $94,200. The equity settled share-based payment costs have been allocated to the costs of the public offering for a cost that amounted to $84,780 and to convertible debenture for a cost that amounted to $9,420 based on relative value.

The impact of the Acasti public offering on the non-controlling interest amounts to $5,681,990. The impact of the private placement on the non-controlling interest amounts to $308,907 (note 12).

During the year ended February 29, 2016, the Corporation’s participation in Acasti changed as follows:

(iii)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 10,900 Acasti shares from Neptune and cash proceeds in Neptune of $27,250. The impact of these call-options exercised on the non-controlling interest amounts to $33,523.

(iv)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 250 Acasti shares by Acasti and cash proceeds in Acasti of $625. The impact of these options exercised on the non-controlling interest amounts to $689.

(v)	Acasti released 17,348 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to negative $476,400.

(vi)	Acasti issued 50,000 Class A shares on the settlement of a liability with a total monetary value of $102,500. The impact of these shares issued on the non-controlling interest amounts to negative $36,762. The subsidiary incurred share issue costs of $788.

29

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

14.	Non-controlling interests ("NCI") (continued):

The following summarizes the effect of changes in the Corporation’s ownership interest in Acasti:

	March 31, 2017	February 29, 2016

Corporation’s ownership interest at the beginning of the year	$13,740,285	$15,655,019
Changes in Corporation’s ownership interest	2,123,692	1,230,182
Share of comprehensive loss	(5,214,262)	(3,144,916)
Corporation’s ownership interest at the end of the year	$10,649,715	$13,740,285

Subsidiary options, call-options and broker warrants granted as share-based payments and other equity granted by the Corporation or its subsidiary Acasti:

		March 31, 2017		February 29, 2016

	Number	Number
	outstanding	Amount	outstanding	Amount

Stock options plan (note 18 (d))	1,424,788	$2,298,541	454,151	$3,904,154
Call-options (note 18 (f))	145,750	865,484	292,850	1,644,328
Series 2017 – Broker warrants (note 14 (ii)) (i)	234,992	143,932	–	–
2017 Unsecured convertible debenture conversion option and contingent warrants (note 12) (ii)	1,052,630	308,907	–	–
	2,858,160	$3,616,864	747,001	$5,548,482

(i)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2018.
(ii)	Conversion option and contingent warrants to acquire one share of Acasti at an exercise price of $1.90, expiring on February 21, 2020.

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		March 31, 2017		February 29, 2016

	Number	Number
	outstanding	Amount	outstanding	Amount

Series 8 - Public offering warrants 2014 liability classified (592,500 held by Neptune) (note 22) (iii)	18,400,000	$202,610	18,400,000	$151,343
Series 9 - Private placement warrants 2014 (iv)	161,654	–	161,654	–
Public offering warrants 2017 (v)	1,965,259	–	–	–
	20,526,913	$202,610	18,561,654	$151,343

(iii)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iv)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.
(v)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2022.

30

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

15.	Other income:

On September 30, 2016, Neptune and Aker BioMarine (“Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. For the thirteen-month period ended March 31, 2017, Neptune has recorded a royalty settlement income of $13,117,000 (US$10 million) and an intangible asset of $5,246,800 (US$4 million), which will be amortized over a period of 12 years. Accounts receivable and payable related to this agreement are presented on a net basis as they are to be settled on a net basis. As at March 31, 2017, the receivable of $5,319,600 (US$4 million) is presented in trade and other receivable in the consolidated statement of financial position. Legal fees related to the settlement amounted to $1,500,956 (US$1.25 million) and are recorded in Selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss.

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Enzymotec to Neptune’s krill-related patents for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement provides also continued access for Neptune to Enzymotec’s krill-related patents with no consideration. Neptune has recorded a royalty settlement income of $2,184,758. The amount was received on March 31, 2017.

During the year ended February 29, 2016, the Corporation recognized insurance recoveries related to the 2012 plant explosion for amounts of $1,224,259, recorded as other income.

16.	Personnel expenses:

	March 31, 2017	February 29, 2016
	(13 months)	(12 months)

Salaries and other short-term employee benefits	$12,196,987	$10,922,434
Severance	83,879	940,535
Share-based compensation (1)	2,014,902	1,729,643
	$14,295,768	$13,592,612

(1) Share-based compensation of the year ended February 29, 2016 does not include a reversal of $89,794 of compensation to consultants.

31

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

17.	Finance income and finance costs:
(a)	Finance income:

	March 31,	February 29,
	2017	2016
	(13 months)	(12 months)

Interest income	$66,536	$106,335
Foreign exchange gain	–	1,319,088
Finance income	$66,536	$1,425,423

(b)	Finance costs:

	March 31,	February 29,
	2017	2016
	(13 months)	(12 months)

Interest charges and other finance costs	$(2,764,389)	$(1,445,965)
Foreign exchange loss	(7,757)	–
Finance costs	$(2,772,146)	$(1,445,965)

18.	Share-based payments:

At March 31, 2017, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

32

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2016 and 2015	$2.50	4,242,025	$3.10	8,045,818
Granted	1.54	881,000	1.74	998,000
Forfeited	2.69	(456,461)	3.57	(1,437,625)
Expired	3.84	(901,564)	3.49	(3,364,168)
Options outstanding at March 31, 2017 and February 29, 2016	$1.92	3,765,000	$2.50	4,242,025

Exercisable options at March 31, 2017 and February 29, 2016	$2.07	2,115,666	$2.92	2,395,817

				2017
	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.64	4.17	776,000	11,666	$1.59
$1.65 - $1.77	4.94	539,000	189,000	1.69
$1.78 - $2.00	3.72	940,000	730,000	1.81
$2.01 - $2.38	4.64	1,300,000	975,000	2.16
$2.39 - $3.33	0.26	210,000	210,000	2.94
	4.11	3,765,000	2,115,666	$2.07

33

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the thirteen-month period and year ended:

	2017	2016

Exercise price	$1.54	$1.74
Share price	$1.54	$1.74
Dividend	‒	‒
Risk-free interest	0.67%	0.56%
Estimated life	3.50 years	3.43 years
Expected volatility	49.46%	55.90%

The weighted average fair value of the options granted to employees during the thirteen-month period ended March 31, 2017 is $0.56 (2016 - $0.69). No options were granted to non-employees during the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016.

Stock-based compensation recognized under this plan amounted to $768,368 for the thirteen-month period ended March 31, 2017 (2016 - $1,019,458).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2016 and 2015	$1.55	625,000	$–	–
Granted	–	–	1.55	625,000
Forfeited	1.55	(150,000)	–	–
Options outstanding at March 31, 2017 and February 29, 2016	$1.55	475,000	$1.55	625,000

Exercisable options at March 31, 2017 and February 29, 2016	$–	–	$–	–

34

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(a)	Corporation stock option plan (continued):

(ii)	Performance options (continued):

2017
	Options outstanding		Exercisable options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.55	3.55	475,000	–	$–

The fair value of performance options granted has been estimated according to a binomial option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year ended:

2016

Exercise price	$1.55
Share price	$1.55
Dividend	‒
Risk-free interest	0.83%
Estimated life	5 years
Expected volatility	63.36%

The weighted average fair value of the options granted to employees during the year ended February 29, 2016 was $0.82.

Stock-based compensation recognized under this plan amounted to $187,649 for the thirteen-month period ended March 31, 2017 (2016 - $95,958).

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

There are no RSUs outstanding as at March 31, 2017 (2016 – nil) and no stock-based compensation was recognized under this plan for the thirteen-month period ended March 31, 2017 (2016 – $1,412).

35

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’) (continued):

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at March 1, 2016 and 2015	$1.72	75,000	$–	–
Granted	1.57	350,354	1.72	75,000
DSUs outstanding at March 31, 2017 and February 29, 2016	$1.60	425,354	$1.72	75,000

Exercisable DSUs at March 31, 2017 and February 29, 2016	$1.59	240,004	$–	–

Out of the 350,354 DSUs granted by the Corporation during the thirteen-month period ended March 31, 2017, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2018, 101,398 DSUs vest upon services to be rendered during a period of twelve months and 88,956 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services to be rendered by a member of the Board of Directors (note 27). As at March 31, 2017 all services were rendered and the 75,000 DSUs have vested in full. However, the shares will be delivered when the consultant ceases to be a member of the board.

The weighted average fair value of the DSUs granted during the thirteen-month period ended March 31, 2017 was $1.57 (2016 – $1.72) per unit.

Stock-based compensation recognized under this plan amounted to $384,307 for the thirteen-month period ended March 31, 2017 (2016 - $129,000).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	warrants	price	warrants
Warrants outstanding at March 1, 2016 and 2015	$12.84	292,047	$13.58	395,931
Forfeited	11.86	(129,122)	17.48	(22,687)
Expired	12.25	(138,751)	16.03	(81,197)
Warrants outstanding and exercisable at March 31, 2017 and February 29, 2016	$21.50	24,174	$12.84	292,047

36

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV on the eve of the grant. Under this plan, the maximum number of Class A shares that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of Acasti’s total issued and outstanding shares. Acasti is authorized to grant such number of options under the stock option plan that could result in a number of Class A shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted.

The number and weighted average exercise prices of stock options are as follows:

	2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2016 and 2015	$13.52	454,151	$15.33	429,625
Granted	1.69	1,300,400	4.65	109,188
Exercised	‒	‒	2.50	(250)
Forfeited	13.27	(190,138)	9.40	(66,912)
Expired	15.38	(139,625)	18.57	(17,500)
Options outstanding at March 31, 2017 and February 29, 2016	$2.58	1,424,788	$13.52	454,151

Options exercisable at March 31, 2017 and February 29, 2016	$6.44	238,482	$15.28	375,563

37

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(d)	Acasti stock option plan (continued):

				2017

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.56 - $1.61	6.11	525,000	131,250	$1.56
$1.62 - $1.82	9.90	465,000	‒	‒
$1.83 - $2.25	6.16	286,700	‒	‒
$2.26 - $5.65	4.08	79,588	38,732	3.84
$5.66 - $21.00	0.64	68,500	68,500	17.26
	6.98	1,424,788	238,482	$6.44

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2017	2016

Exercise price	$1.69	$4.65
Share price	$1.69	$4.65
Dividend	‒	–
Risk-free interest	0.87%	0.66%
Estimated life	4.94 years	4.20 years
Expected volatility	123.54%	65.63%

The weighted average fair value of the options granted to employees during the thirteen-month period ended March 31, 2017 is $1.40 (2016 - $2.14). No options were granted to non-employees during the thirteen-month period ended March 31, 2017 and year ended February 29, 2016.

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20.

Stock-based compensation recognized under this plan amounted to $674,578 for the thirteen-month period ended March 31, 2017 (2016 - $250,932). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(e)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti.

There are no such awards outstanding as at March 31, 2017 (2016 – nil) and no stock-based compensation was recognized under this plan for the thirteen-month period ended March 31, 2017 (2016 - $143,089).

38

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

18.	Share-based payments (continued):
(f)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Call-options outstanding at March 1, 2016 and 2015	$12.65	292,850	$18.51	505,750
Exercised	–	–	2.50	(10,900)
Forfeited	24.58	(57,875)	29.41	(25,500)
Expired	3.54	(89,225)	27.64	(176,500)
Call-options outstanding at March 31, 2017 and February 29, 2016	$13.48	145,750	$12.65	292,850

Call-options exercisable at March 31, 2017 and February 29, 2016	$13.48	145,750	$12.65	292,850

				2017
	Call-options outstanding		Exercisable call-options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	call-options	call-options	exercise
price	outstanding	outstanding	exercisable	price

$2.50	0.50	75,750	75,750	$2.50
$5.00	0.50	13,000	13,000	5.00
$30.00	0.24	57,000	57,000	30.00
	0.40	145,750	145,750	$13.48

No stock-based compensation was recognized under the call-option plan for the thirteen-month period ended March 31, 2017 (2016 - negligible).

39

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

19.	Income taxes:

Current income taxes expense:

	2017	2016
Current period	$2,294,471	$117,631

Deferred taxes expense (income):

	2017	2016
Recognition of previously unrecognized deductible temporary differences of prior periods	$(129,362)	$(1,827,658)
Origination and reversal of temporary differences	(434,615)	(3,496,114)
Change in unrecognized deductible temporary differences	623,134	3,277,777
Deferred tax expense (income)	$59,157	$(2,045,995)

Reconciliation of effective tax rate:

	2017	2016

Income (loss) before income taxes	$3,233,477	$(12,758,082)
Basic combined Canadian statutory income tax rate [1]	26.87%	26.90%
Income tax	$868,835	$(3,431,924)
Increase (decrease) resulting from:
Recognition of previously unrecognized deductible temporary differences of prior periods	(129,362)	(1,827,658)
Change in unrecognized deductible temporary differences	623,134	3,277,777
Non-deductible stock-based compensation	538,145	441,119
Non-deductible change in fair value	70,929	(553,600)
Permanent differences and other	37,786	165,922
Change in statutory income tax rate	344,161	–
Total tax expense	$2,353,628	$(1,928,364)

1 The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

40

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

19.	Income taxes (continued):

Recognized deferred tax assets and liabilities:

The details of changes of deferred income taxes are as follows for the thirteen-month period ended March 31, 2017:

	Balance as at			Balance as at
	February 29,	Recognized in	Recognized in	March 31,
	2016	equity	net income	2017
Tax losses carried forward	$1,769,506	$–	$(392,535)	$1,376,971
Research and development expenses	247,409	–	(2,010)	245,399
Intangible assets	(1,549,950)	–	240,262	(1,309,688)
Property, plant and equipment	136,166	–	(142,679)	(6,513)
Tax credits receivable	(149,151)	–	108,443	(40,708)
Unsecured convertible debentures	–	(129,362)	129,362	–
	$453,980	$(129,362)	$(59,157)	$265,461

The details of changes of deferred income taxes are as follows for the year ended February 29, 2016:

	Balance as at			Balance as at
	February 28,	Acquisition	Recognized in	February 29,
	2015	of Biodroga	net income	2016
Tax losses carried forward	$–	$–	$1,769,506	$1,769,506
Research and development expenses	–	–	247,409	247,409
Intangible assets	–	(1,579,030)	29,080	(1,549,950)
Property, plant and equipment	529,505	(12,985)	(380,354)	136,166
Tax credits receivables	(529,505)	–	380,354	(149,151)
	$–	$(1,592,015)	$2,045,995	$453,980

As at March 31, 2017, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years’ taxable income were as follows. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilise the benefits there from.

41

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

19.	Income taxes (continued):

	Federal	Provincial
Tax losses carried forward
2028	$57,000	$–
2029	714,000	714,000
2030	1,627,000	1,620,000
2031	2,071,000	2,063,000
2032	2,855,000	2,241,000
2033	5,093,000	1,826,000
2034	14,278,000	3,598,000
2035	19,301,000	17,727,000
2036	8,547,000	8,546,000
2037	9,109,000	9,109,000
	$63,652,000	$47,444,000

Research and development expenses, without time limitation	$26,292,000	$32,011,000

Other deductible temporary differences, without time limitation	$6,731,000	$7,006,000

Tax credits receivable and recoverable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government amounting to $139,932 which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Tax credits recoverable comprise research and development investment tax credits recoverable against income taxes otherwise payable to the federal government.

Unused federal R&D and investment tax credits, for which no benefit has been recognized, may be used to reduce future federal income taxes payable and expire as follows:

2029	$11,000
2030	29,000
2031	45,000
2032	431,000
2033	441,000
2034	436,000
2035	519,000
2036	491,000
2037	389,000
$2,792,000

Unused federal tax credits by segment:

Nutraceutical	$342,000
Cardiovascular	2,450,000
$2,792,000

42

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

19.	Income taxes (continued):

As at March 31, 2017, the Corporation determined that there is reasonable assurance of realizing some federal tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the income taxes on the net income of the nutraceutical segment for the thirteen-month period ended March 31, 2017. The Corporation recognized tax credits recoverable of $1,966,757 at March 31, 2017. The amounts recorded as recoverable to offset income tax payable are subject to a government tax audit and the final amount received may differ from those recorded.

As at February 29, 2016, the Corporation determined that there is reasonable assurance of realizing some federal tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the recent acquisition of a business that has a history of profitability. The Corporation anticipates that the nutraceutical segment will generate taxable profit during the carryforward period to utilize a portion of the tax credits. Accordingly, the Corporation recognized tax credits recoverable of $152,464 at February 29, 2016. The amounts recorded as recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

20.	Income (loss) per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	2017	2016
Weighted average number of common shares	77,945,548	75,735,555
Dilutive effect of deferred share units	200,339	–
Weighted average number of diluted shares	78,145,887	75,735,555

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	5,232,178	6,068,489

Excluded from the calculation of the diluted income per share is the impact of the stock options, deferred share units and warrants as they would be anti-dilutive.

Stock options, deferred share units and warrants could be dilutive in the future.

21.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	March 31,	February 29,
	2017	2016

Trade and other receivables	$(3,480,396)	$(1,072,469)
Tax credits receivable	645,334	1,752,063
Prepaid expenses	500,968	(253,453)
Inventories	4,876,745	143,153
Trade and other payables	(4,067,519)	(748,779)
Deferred revenues	206,036	44,474
Changes in operating assets and liabilities	$(1,318,832)	$(135,011)

(b)	Non-cash transactions:

	March 31,	February 29,
	2017	2016

Acquired property, plant and equipment included in trade and other payables	$308,218	$98,267
Intangible assets included in trade and other payables	3,687,131	–
Intangible assets included in long-term payable	795,072	–
Acquired property, plant and equipment by way of a capital lease	–	16,250
Tax credit receivable applied against property, plant and equipment	–	(33,734)
Reduction in goodwill on reduction of balance of purchase price	65,513	–
Equity settled share-based payment included in equity and unsecured convertible debentures	94,200	–
Issuance of broker warrants included in net proceeds from Acasti public offering	143,932	–
Acasti public offering transactions costs included in trade and other payables	380,765	–
Reduction in share issue costs from reduction in trade and other payables	109,410	–
Acasti private placement transactions costs included in trade and other payables	40,305	–

43

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 and February 29, 2016 are the investment in BlueOcean Nutrascience Inc. (“BlueOcean”), the derivative warrant liabilities and derivative swap agreements.

(i)	Other investment:

In October 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean on the signing of a license agreement. In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean. The Corporation measures its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $65,745 or $0.135 per share as at March 31, 2017 considering the effect of the consolidation of shares on a 10:1 basis that occurred in September 2016 ($174,479 or $0.035 as at February 29, 2016). The change in fair value amounted to a loss of $108,734 for the thirteen-month period ended March 31, 2017 (2016 - $256,271) of which an amount of $104,705 (year ended February 29, 2016 - $184,097) is accounted for through other comprehensive income or loss and of $4,029 (2016 - $72,174) is accounted for in change in fair value of derivative assets and liabilities.

(ii)	Derivative warrant liabilities:

Warrants issued as part of a public offering of units of Acasti composed of Class A shares and Class A share purchase warrants of Acasti in 2014 are derivative liabilities for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency.

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the derivative warrant liabilities was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	March 31, 2017	February 29, 2016
Exercise price (1)	US$1.50	US$1.50
Share price (1)	US$1.36	US$1.50
Dividend	–	‒
Risk-free interest	1.22%	0.87%
Estimated life	1.68 years	2.76 years
Expected volatility	108.35%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.11 per share issuable as at March 31, 2017 ($0.09 per share issuable as at February 29, 2016).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $47,488 or a gain of $42,533 respectively.

44

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(a)	Financial instruments – carrying values and fair values (continued):

(ii)	Derivative warrant liabilities (continued):

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the thirteen-month period ended March 31, 2017 and year ended February 29, 2016 is presented in the following table:

	March 31,	February 29,
	2017	2016
Opening balance at March 1, 2016 and 2015	$151,343	$2,281,508
Change in fair value loss (gain)	51,267	(2,130,165)
Closing balance at March 31, 2017 and February 29, 2016	$202,610	$151,343

(iii)	Derivative swap agreements:

	March 31,	February 29,
	2017	2016
Non-current liabilities
Cross currency swap contract	$207,839	$–
Interest rate swap contract	7,298	37,049
	$215,137	$37,049

The Corporation uses currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value. The Corporation foreign exchange derivatives are as follows:

	Fixed rate	Notional		March 31,	February 29,
	%	amount	Maturity	2017	2016
Cross currency swap (GBP for CDN$)	12.00	CAD$3,639,930	April 30, 2018	$177,098	$–
Cross currency swap (CDN$ for US$)	13.17	US$2,768,850	April 30, 2018	30,741	–

The level 2 fair value determination of cross currency swap agreements is determined using rates published by the financial institution which is counterparty to these. The change in fair value of the CDN/US cross currency swap amounted to a loss of $30,741 for the thirteen-month period ended March 31, 2017 and is accounted for in change in fair value of derivative assets and liabilities. The change in fair value of the GBP/CDN cross currency swap amounted to a loss of $177,098 for the thirteen-month period ended March 31, 2017 and is accounted for in change in fair value of derivative assets and liabilities. The Corporation has reserved $323,000 of short-term investments as pledge for the cross currency swap.

An assumed 1% change in the foreign exchange rate would not have a material effect on the net income (loss).

45

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(a)	Financial instruments – carrying values and fair values (continued):

(iii)	Derivative swap agreements (continued):

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		March 31,	February 29,
	%	amount	Maturity	2017	2016
Interest rate swap agreement	2.94	$4,687,497	December 27, 2018	$7,298	$37,049

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings and liability component of the convertible debentures is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Corporation is subject to various risks relating to credit, foreign exchange, interest rate and liquidity. The Corporation manages these risk exposures on an ongoing basis. The Corporation’s management is responsible for determining the acceptable level of risk and only uses derivative financial instruments to manage existing or anticipated risks, commitments or obligations based on its past experience. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents, short-term investments and restricted short-term investments, which are managed by dealing only with highly-rated Canadian institutions. $5,319,600 of the Corporation’s other receivables is secured by a letter of credit from a highly-rated international financial institution. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2017, four customers accounted for respectively 13.3%, 13.1%, 12.7% and 10.6% of total trade accounts included in trade and other receivables. As at February 29, 2016, one customer accounted for 11.4% of total trade accounts included in trade and other receivables.

46

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(b)	Management of risks arising from financial instruments (continued):

(i)	Credit risk (continued):

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at March 31, 2017 and February 29, 2016 were as follows:

	March 31,	February 29,
	2017	2016

Current	$6,244,434	$7,549,957
Past due 0-30 days	818,318	1,160,826
Past due 31-120 days	326,053	225,719
Past due over 121 days	625,752	5,621,027
Trade receivables	8,014,557	14,557,529

Less allowance for doubtful accounts	(623,856)	(5,613,365)
	$7,390,701	$8,944,164

The allowance for doubtful accounts is for customer accounts over 121 days past due that are not expected to be collected.

47

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(b)	Management of risks arising from financial instruments (continued):

(i)	Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	March 31,	February 29,
	2017	2016

Balance, beginning of year	$5,613,365	$5,248,002
Bad debt expenses	30,847	26,395
Foreign exchange (gain) loss	(6,811)	407,176
Write-off against reserve	(5,013,545)	(68,208)
Balance, end of year	$623,856	$5,613,365

(ii)	Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 67% (2016 - 66%) of the Corporation’s revenues are in US dollars and 7% (2016 - 18%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

			March 31,		February 29,
			2017		2016

	US$	EURO	GBP	US$	EURO

Cash and cash equivalents	$5,204,124	$15,997	$1,778	$3,934,312	$394,437
Short-term investments	–	–	–	7,442,050	–
Trade and other receivables	13,146,332	1,390,984	36,239	5,481,718	1,395,998
Trade and other payables	(6,566,584)	(463,134)	–	(2,826,831)	(415,875)
Long-term payable	(795,072)	–	–	–	–
Derivative financial liability swap	(30,741)	–	–	–	–
Long-term debt (1)	(3,682,294)	–	–	–	–
	$7,275,765	$943,847	$38,017	$14,031,249	$1,374,560

(1) This reflects the cross currency swap agreements applied to the debt in GBP.

48

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(b)	Management of risks arising from financial instruments (continued):

(ii)	Foreign exchange rate risk (continued):

The following exchange rates are those applicable for the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016:

		March 31,		February 29,
		2017		2016

	Average	Reporting	Average	Reporting
US$ per CAD	1.3134	1.3299	1.3058	1.3531
EURO per CAD	1.4424	1.4251	1.4382	1.4696
GBP per CAD	1.7275	1.6700	–	–

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar, Euro and GBP would have increased the net profit as follows, assuming that all other variables remained constant:

			March 31,		February 29,
			2017		2016
	US$	EURO	GBP	US$	EURO
Increase in net profit	$363,787	$47,192	$1,901	$518,485	$46,766

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

In addition to the derivative swap agreements (refer to note 22 (a)(iii)), from time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

(iii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2017 and February 29, 2016 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments and restricted short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates
Unsecured convertible debentures	Fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

49

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(b)	Management of risks arising from financial instruments (continued):

(iii)	Interest rate risk (continued):

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings and debentures expose the Corporation to a fair value risk but not cash flow interest rate risk.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. Refer to note 22 (a)(iii).

Based on currently outstanding loans and borrowings at variable rates and interest rate swap, an assumed 0.5% interest rate increase during the thirteen-month period ended March 31, 2017 would have decreased consolidated net income by $30,619 with an equal opposite effect for an assumed 0.5% decrease.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business. Refer to note 1.

The following are the contractual maturities of financial liabilities as at March 31, 2017 and February 29, 2016:

					March 31,
					2017
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables and
long-term payable	$10,788	$10,788	$9,993	$795	$–
Loans and borrowings *	22,932	26,459	8,681	17,778	–
Unsecured convertible debentures *	1,406	2,463	160	2,303	–
Interest rate swap	7	7	7	–	–
Cross currency rate swap	208	208	208	–	–
	$35,341	$39,925	$19,049	$20,876	$–

*Includes interest payments to be made at the contractual rate.

50

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

22.	Financial instruments (continued):
(b)	Management of risks arising from financial instruments (continued):

(iv)	Liquidity risk (continued):

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

					February 29,
					2016
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$9,818	$9,818	$9,818	$–	$–
Loans and borrowings *	27,879	32,278	9,016	23,204	58
Interest rate swap	37	37	29	8	–
	$37,734	$42,133	$18,863	$23,212	$58

*Includes interest payments to be made at the contractual rate.

23.	Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022.

During the thirteen-month period ended March 31, 2017, an amount of $683,399 was recognized as an expense in respect of operating leases. An amount of $377,941 has been recorded in selling, general and administrative expenses (2016 - $263,767) and $305,458 (2016 -$260,718) has been recorded in cost of sales. Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $76,987 and $117,800, respectively (2016 - $60,593 and $93,982, respectively).

Minimum lease payments for the next five years are $693,715 in 2018, $450,150 in 2019, $378,686 in 2020, $333,184 in 2021, $333,184 in 2022 and $166,592 thereafter.

The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $7,926 in 2018, $7,429 in 2019 and $7,429 in 2020.

24.	Commitments and contingencies:
(a)	Commitments:

(i)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12-month period for a total cost of $2,168,698, of which an amount of $784,774 has been paid to date. As at March 31, 2017, an amount of $467,310 is included in ''Trade and other payables'' in relation to these projects.

During the period, Acasti entered into a contract to purchase research and development equipment for $1,162,201 to be used in the clinical and future commercial supply of his product. As at March 31, 2017, an amount of $852,635 has been paid and an amount of $286,787 is included in “Trade and other payables” in relation to his equipment.

(ii)	As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient (see note 11). According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years. In addition, Neptune has to pay royalties on sales.

51

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

24.	Commitments and contingencies (continued):
(a)	Commitments (continued):

(iii)	In the normal course of business, the Corporation has signed agreements amounting to $3,020,889 as at March 31, 2017 with various partners and suppliers mainly for raw material purchases.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)	Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)	The Corporation initiated arbitration against a customer that owed approximately $5 million (US$3.7 million). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at March 31, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

25.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, selling, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital, except for certain covenants included within the convertible debentures (see note 12). The Corporation is subject to certain financial covenants under its secured loan. As of March 31, 2017, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance.

The Corporation defines capital as being the total of shareholders’ equity, derivative warrant liabilities, loans and borrowings and unsecured convertible debentures.

The Corporation’s primary objectives when managing capital are to:

•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;

•	Preserve its financial flexibility in order to continue its R&D and clinical development program; and

•	Optimize leverage position of the nutraceutical segment by generating positive cash flows and reducing the long-term debt.

Cash, cash equivalents and short-term investments:

As at March 31, 2017 cash amounted to $12,808,173 (February 29, 2016 - $5,472,927), and cash equivalents amounted to $2,994,190 (February 29, 2016 – nil).

52

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

25.	Capital management (continued):

As at March 31, 2017, cash equivalents consisting of two term deposits totaling $2,994,190 (US - $2,251,349) are being held with a Canadian financial institution having a high credit rating. The term deposits have maturity dates of April 11, 2017 and April 25, 2017, bearing an interest rate of 0.52% and 0.53% per annum, respectively, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 29, 2016, short-term investments consisting of term deposits are with two Canadian financial institutions having a high credit rating. Short-term investments include two investments totaling $7,527,115 (US$5,500,000 and $84,000) with maturity dates from March 29, 2016 to December 11, 2016, bearing interest at 0.33% to 0.85% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at March 31, 2017, restricted short-term investments include three investments totaling $2,745,000 with maturity dates from June 1, 2017 to December 11, 2017, bearing interest at 0.85% to 1.05% per annum, mostly pledged to guarantee the financing for the acquisition of Biodroga and as pledge for the cross currency swap.

As at February 29, 2016, restricted short-term investments include two investments totaling $3,000,449 with maturity dates from March 14, 2016 to May 16, 2016, bearing interest at 1.08% to 1.17% per annum, pledged to guarantee the financing for the acquisition of Biodroga.

26.	Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

26.	Operating segments (continued):
(a)	Information about reportable segments:

Thirteen-month period ended March 31, 2017:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$46,809,586	$7,797	$–	$46,817,383
Revenue from transactions to Cardiovascular segment	112,500	–	(112,500)	–
Gross margin	12,792,785	7,797	1,230	12,801,812

Research and development expenses	(1,774,038)	(7,991,232)	2,516,397	(7,248,873)
Research tax credits and grants	2,078,047	330,330	–	2,408,377
Selling, general and administrative expenses	(13,503,643)	(3,557,209)	–	(17,060,852)
Other income – royalty settlement	15,301,758	–	–	15,301,758
Income (loss) from operating activities	14,894,909	(11,210,314)	2,517,627	6,202,222

Finance income	31,180	124,509	(89,153)	66,536
Finance costs	(2,623,073)	(238,226)	89,153	(2,772,146)
Change in fair value of derivative assets and liabilities	(211,869)	(52,974)	1,708	(263,135)
Income (loss) before income tax	12,091,147	(11,377,005)	2,519,335	3,233,477

Current income taxes	(2,294,471)	–	–	(2,294,471)
Deferred income taxes	(188,519)	129,362	–	(59,157)
Net income (loss)	9,608,157	(11,247,643)	2,519,335	879,849

Depreciation and amortization	(3,596,088)	(2,737,109)	2,516,397	(3,816,800)
Stock-based compensation	(1,340,324)	(674,578)	–	(2,014,902)
Reportable segment assets	98,163,888	25,454,825	(12,398,597)	111,220,116
Reportable segment liabilities	32,685,762	3,752,298	(18,182)	36,419,878

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

26.	Operating segments (continued):
(a)	Information about reportable segments (continued):

Year ended February 29, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$22,594,786	$37,656	$–	$22,632,442
Revenue from transactions to Cardiovascular segment	364,522	–	(364,522)	–
Gross margin	4,698,354	(43,762)	(86,977)	4,567,615

Research and development expenses	(1,814,782)	(7,739,276)	2,409,805	(7,144,253)
Research tax credits and grants	214,498	349,861	–	564,359
Selling, general and administrative expenses	(11,829,270)	(2,178,241)	–	(14,007,511)
Other income – insurance recoveries	1,224,259	–	–	1,224,259
Loss from operating activities	(7,506,941)	(9,611,418)	2,322,828	(14,795,531)

Finance income	356,063	1,095,917	(26,557)	1,425,423
Finance costs	(1,470,261)	(2,261)	26,557	(1,445,965)
Change in fair value of derivative assets and liabilities	(72,174)	2,201,031	(70,866)	2,057,991
Loss before income tax	(8,693,313)	(6,316,731)	2,251,962	(12,758,082)

Current income taxes	(117,631)	–	–	(117,631)
Deferred income taxes	2,045,995	–	–	2,045,995
Net loss	(6,764,949)	(6,316,731)	2,251,962	(10,829,718)

Depreciation, amortization and impairment loss	(2,652,915)	(2,733,583)	2,322,828	(3,063,670)
Stock-based compensation	(1,331,242)	(308,607)	–	(1,639,849)
Reportable segment assets	92,474,514	28,517,322	(14,946,269)	106,045,567
Reportable segment liabilities	37,969,924	1,297,289	(146,527)	39,120,686

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

26.	Operating segments (continued):
(b)	Geographic information:

Most of the Corporation’s assets are located in Canada.

The Corporation’s revenues are attributed based on destination:

	2017	2016
	(13 months)	(12 months)

Canada	$15,793,572	$5,414,756
United States	23,795,544	11,472,272
Belgium	2,363,275	2,523,109
China	1,493,165	12,461
Brazil	295,594	68,952
France	809,127	841,942
United Kingdom	240,462	812,420
Other countries	943,622	1,486,530
	$45,734,361	$22,632,442

(c)	Information about major customers:

During the thirteen-month period ended March 31, 2017, the Corporation realized sales from the nutraceutical segment amounting to $7,478,492 from one customer accounting for more than 10% of consolidated revenues. Individually, sales to this customer represented 16.35% of consolidated revenues.

During the year ended February 29, 2016, the Corporation realized sales from the nutraceutical segment amounting to $3,311,370 from one customer accounting for more than 10% of consolidated revenues. Individually, sales to this customer represented 14.6% of consolidated revenues.

27.	Related parties:

Transaction with key management personnel:

For the year ended February 29, 2016, a corporation controlled by the Chairman of the Board of Directors rendered consulting services, consisting of additional time serving as Chairman of the Board during an interim period of time, amounting to $30,000.

During the year ended February 29, 2016, a corporation controlled by a member of the Board of Directors rendered consulting services amounting to $27,455. The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services rendered by a member of the Board of Directors (see note 18 (b)). Stock-based compensation recognized under this plan amounted to $129,000 for the year ended February 29, 2016.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Financial Statements, Continued

For the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016

27.	Related parties (continued):

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the thirteen-month period ended March 31, 2017 and for the year ended February 29, 2016:

	2017	2016
	(13 months)	(12 months)

Short-term benefits	$2,988,124	$1,601,274
Share-based compensation costs	1,605,103	986,779
Severance	–	393,000
	$4,593,227	$2,981,053

28.	Subsequent events:

On April 5, 2017, the Corporation announced that it has signed a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry Co., Ltd (“CMI”) through a wholly-owned subsidiary of CMI, Jiangsu Sunline Deep Sea Fishery Co., Ltd (“Sunline Fishery”). Under the agreement, Neptune will own a 30% interest in the joint venture while CMI/Sunline Fishery will hold 70%. Furthermore, the partnership will help secure procurement of raw materials.

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a payable of $858,000 (US$625,000).

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